Exhibit 99.1

FEMSA Announces Accelerated Share Repurchase Agreement

Monterrey, Mexico, May 19, 2025 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) today announced that, as part of its ongoing efforts and consistent with its capital allocation framework and commitment to enhance capital returns to shareholders, it has entered into a derivative instrument known as an accelerated share repurchase (“ASR”) agreement with a financial institution in the United States of America to repurchase Company’s shares through the acquisition of American Depositary Shares (“ADS”). Under the terms of the ASR agreement, FEMSA has agreed to repurchase from such financial institution an aggregate amount of USD $250 million of its ADS1. The ASR contemplates an initial delivery of 483,559 ADSs on May 20, 2025.

The total number of shares ultimately repurchased under the ASR agreement will be based on the daily volume-weighted average price of the Company’s ADS during the term of the agreement, less a discount. The final settlement of the ASR agreement is expected to be completed, at the latest, in the third quarter of 2025.

###

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Spin, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Bestin-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

1 ADS underlying units consist of FEMSA’s BD Units, each representing one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	May 19, 2025	| Page 1